UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency	0001679198
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K	
for the Fiscal Year Ended March 31, 2021	333-213968
Electronic report, schedule or registration statement	SEC file number, if available
of which the documents are a part (give period of report)	

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2021
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__**X**__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 27, 2021.


Japan International Cooperation Agency

By:_____

HIRATA Hitoshi
*Director General, Treasury, Finance and
Accounting Department*


Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__, that the information set forth in this statement is true and complete.


By:_____
           (Name)

_____
           (Title)


EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2022 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2021, filed on September 27, 2021)

Exhibit 1

令 和 3 年 度 政 府 関 係 機 関 予 算

予 算 総 則

（収入支出予算）

第1条　次に掲げる各政府関係機関の令和3年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。


沖 縄 振 興 開 発 金 融 公 庫

株 式 会 社 日 本 政 策 金 融 公 庫

株 式 会 社 国 際 協 力 銀 行

独立行政法人国際協力機構有償資金協力部門


 2　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第13条第1項第2号に規定する業務並びに同項第8号及び第9号並びに同条第3項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第5条第2項第1号及び第2号の規定による借入金又は債券の限度額、株式会社の「株式会社日本政策金融公庫法」第31条第2項第1号及び第2号の規定による借入金又は社債の限度額並びに株式会社の「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第17条、「産業競争力強化法」、「産業競争力強化法等の一部を改正する法律」附則第7条の規定によりなおその効力を有することとされた同法第1条の規定による改正前の「産業競争力強化法」第39条第2項、「特定高度情報通信技術活用システムの開発供給及び導入の促進に関する法律」第22条第1項、「造船法」及び「海上運送法」の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公 庫 又 は 株 式 会 社	限　　　　　度　　　　　額	
沖縄振興開発金融公庫	政 府 か ら の 借 入 金 の 総 額	513,700,000千円
	政 府 以 外 の 者 か ら の 借 入 金 の 総 額	1,000,000
	沖 縄 振 興 開 発 金 融 公 庫 債 券 の 額 面 総 額	10,000,000
	沖 縄 振 興 開 発 金 融 公 庫 住 宅 宅 地 債 券 の 額 面 総 額	664,000
株式会社日本政策金融公庫	国 民 一 般 向 け 業 務 借 入 金 の 総 額	9,050,000,000
	社 債 の 額 面 総 額	420,000,000
	農 林 水 産 業 者 向 け 業 務 借 入 金 の 総 額	700,000,000
	社 債 の 額 面 総 額	20,000,000

公 庫 又 は 株 式 会 社	限　　　　　度　　　　　額	
	中 小 企 業 者 向 け 業 務　借 入 金 の 総 額	4,683,000,000千円
	社 債 の 額 面 総 額	350,000,000
	危 機 対 応 円 滑 化 業 務　借 入 金 の 総 額	10,099,000,000
	短期社債の取得に係る	
	社債の発行限度額	300,000,000
	その他の社債の額面総額	400,000,000
	特定事業等促進円滑化業務　借 入 金 の 総 額	195,000,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額(前項の規定により限度額が増額された場合を含む。)に加算した金額を限度額とする。

(保険契約等の限度額)

第3条　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、令和3年度においてそれぞれ右欄に掲げるとおりとする。

根　　　　拠　　　　規　　　　定	限　　　　　度　　　　　額	
「株式会社日本政策金融公庫法」第31条	貸付金の総額	24,000,000千円
	「株式会社日本政策金融公庫法」別表第2第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	
	農林水産業者向け業務	1,850,000
	中小企業者向け業務	45,000,000
	保証金額の総額	60,500,000
	保険価額の総額	49,570,000,000
	補塡の額	
	指定金融機関の危機対応業務における	
	短期社債の取得に係る補塡の額の限度	
	額	240,000,000
	その他の補塡の額の総額	4,917,900,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（収入支出予算の弾力条項）

第4条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

政 府 関 係 機 関	要　　　　　　　　件	経　　　　　　　　費
1　沖縄振興開発金融公庫又は株式会社日本政策金融公庫（信用保険等業務を除く。）	第2条第2項及び第3項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

（流用の制限）

第5条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社日本政策金融公庫法」第38条第1項、「株式会社国際協力銀行法」第24条第1項又は「独立行政法人国際協力機構法」第26条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関（独立行政法人国際協力機構有償資金協力部門を除く。）は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

（補　　則）

第 7 条　第 1 条に掲げる政府関係機関が令和 3 年度において発行する債券若しくは社債又は借り入れる借入金で外貨をもって支払わなければならないものがあるときは、その額面総額又は元本金額は、外貨による額面総額又は元本金額を外国貨幣換算率(アメリカ合衆国通貨にあっては、令和元年 11 月 1 日から令和 2 年 10 月 31 日までの間における実勢相場を平均した為替相場(その相場に 1 円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に 1 円未満の端数があるときは、これを四捨五入する。ただし、1 通貨単位について 10 円未満となる通貨にあっては、100 通貨単位(10 通貨単位について 1 円未満となる通貨にあっては、1,000 通貨単位)についての値をとり、円単位未満を四捨五入する。)をいう。)により換算した金額とする。

2　前項の規定は、株式会社日本政策金融公庫が令和 3 年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換算する場合に準用する。

令和 3 年度　3010　独立行政法人国際協力機構有償資金協力部門

甲号　収入支出予定計算書

区　　　　　分	令和 3 年度予定額(千円)	前 年 度 予 算 額(千円)	比 較 増 △ 減 額(千円)	
1　収　　　　入	122,861,414	140,445,111	△　　　17,583,697	
2　支　　　　出	107,226,788	114,064,771	△　　　6,837,983	

〔収 入 支 出 予 定 額 内 訳〕

収　　　　　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款　・　項　・　目	令 和 3 年 度予 定 額(千円)	前年度予算額(千円)	比較増△減額(千円)	見 積 の 事 由 及 び 計 算 の 基 礎
0100-00　**事 業 益 金**				
0101-00　事 業 益 金	120,769,204	137,770,075	△　17,000,871	
0101-01　貸 付 金 利 息	117,018,113	126,276,218	△　9,258,105	貸付金残高を基礎として利息の収入見込額を算出
0101-02　配 当 金 収 入	3,751,091	11,493,857	△　7,742,766	株式配当金の収入見込額を計上
0200-00　**雑　　収　　入**	2,092,210	2,675,036	△　582,826	
0202-00　運 用 収 入				
0202-01　運 用 収 入	28,838	149,009	△　120,171	預金利息等の収入見込額を計上
0203-00　雑 収 入	2,063,372	2,526,027	△　462,655	

款　・　項　・　目	令和 3 年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見 積 の 事 由 及 び 計 算 の 基 礎
0203-02　労働保険料被保険者負担金	10,847	10,678	169	労働保険料の被保険者負担金の収入見込額を計上
0203-01　雑　　収　　入	2,052,525	2,515,349	△　462,824	貸付手数料等の収入見込額を計上

支　　　　　出

事 項 別 内 訳

項	事　　　項	令和 3 年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説　　　　　　　　　明
01　事 業 損 金	事務運営に必要な経費	22,854,554	22,756,193	98,361	事務運営に必要な人件費及び事務費
	税　　　　　　　金	106,317	125,598	△　19,281	地方税の支払
	業　務　委　託　費	42,495,019	45,508,847	△ 3,013,828	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	41,630,298	45,533,533	△ 3,903,235	1　財政融資資金からの借入れ等に伴う支払利息 2　国際協力機構債券の利息及びその発行諸費
09　予 備 費	予　　備　　費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収 入 支 出 予 定 額 科 目 別 表

科　　　　　目	令和 3 年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科　　　　　目	令和 3 年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収　　　　　入				0101-01　貸 付 金 利 息	117,018,113	126,276,218	△　9,258,105
0100-00　事 業 益 金				0101-02　配 当 金 収 入	3,751,091	11,493,857	△　7,742,766
0101-00　事 業 益 金	120,769,204	137,770,075	△ 17,000,871	0200-00　雑　　収　　入	2,092,210	2,675,036	△　582,826

科　　　　　　　目	令和3年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科　　　　　　　目	令和3年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00　運　用　収　入				1-05　休　職　者　給　与	85,132	85,132	0
0202-01　運　用　収　入	28,838	149,009	△　120,171	1-06　退　職　手　当	282,323	267,471	14,852
0203-00　雑　　収　　入	2,063,372	2,526,027	△　462,655	5-07　諸　支　出　金	776,301	728,948	47,353
0203-02　労働保険料被保険者負担金	10,847	10,678	169	2-08　旅　　　　　費	1,500,057	1,543,909	△　43,852
0203-01　雑　　収　　入	2,052,525	2,515,349	△　462,824	3-09　業　務　諸　費	16,199,699	16,140,013	59,686
収　入　合　計	122,861,414	140,445,111	△　17,583,697	9-10　交　　際　　費	720	720	0
支　　　　　出				3-11　税　　　　　金	106,317	125,598	△　19,281
01　事　業　損　金	107,086,188	113,924,171	△　6,837,983	5-12　業　務　委　託　費	42,495,019	45,508,847	△　3,013,828
1-01　役　　員　　給	48,495	48,697	△　202	9-13　支　払　利　息	40,656,005	44,821,958	△　4,165,953
1-02　職　員　基　本　給	2,061,396	2,035,704	25,692	3-14　債　券　発　行　諸　費	974,293	711,575	262,718
1-03　職　員　諸　手　当	1,737,743	1,744,399	△　6,656	09　予　備　費 (9-‥)	140,600	140,600	0
1-04　超　過　勤　務　手　当	162,688	161,200	1,488	支　出　合　計	107,226,788	114,064,771	△　6,837,983

国協有償

独立行政法人国際協力機構有償資金協力部門

令 和 3 年 度 役 職 員 予 算 定 員 及 び 俸 給 額 表

区　　　　　　　　分	予　算　定　員(人)	俸　給　額(千円)	
役　　　　　　　　員	13	48,495	
理　　事　　長	1		
副　理　事　長	1		
理　　　　　事	8		
監　　　　　事	3		
職　　　　　　　　員	内　　　13（6箇月） 1,901	2,044,607	
合　　　　　　　　計	内　　　13（6箇月） 1,914	2,093,102	予算定員欄の人数は、独立行政法人国際協力機構全体の人数を計上し、俸給額欄の金額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

令 和 ３ 年 度 事 業 計 画

１．独立行政法人国際協力機構の令和３年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付（出資を含む。）の金額は 1,500,000,000 千円を予定している（出資は 17,200,000 千円を予定している。）。

２．上記の原資としては、一般会計からの出資金 47,020,000 千円、財政融資資金からの借入金 614,400,000 千円、国際協力機構債券の発行による収入 254,000,000 千円、貸付回収金等 584,580,000 千円、計 1,500,000,000 千円を予定している。

令 和 ３ 年 度 資 金 計 画

支 出 区 分	金 額(千円)	収 入 区 分	金 額(千円)
貸　　　　付　　　　金	1,482,800,000	前 期 末 現 金 預 け 金	104,935,622
出　　　　資　　　　金	17,200,000	一 般 会 計 出 資 金	47,020,000
民 間 借 入 金 償 還	346,800,000	民 間 借 入 金	346,800,000
財 政 融 資 資 金 借 入 金 償 還	104,621,670	財 政 融 資 資 金 借 入 金	614,400,000
債 券 償 還 金	10,000,000	国 際 協 力 機 構 債 券	254,000,000
固 定 資 産 取 得 費	1,808,456	貸 付 回 収 金	674,551,223
事 業 損 金	107,086,188	事 業 益 金	120,769,204
そ の 他 支 出	11,633,876	雑 収 入	2,092,210
予 備 費	140,600	そ の 他 収 入	12,830,308
期 末 現 金 預 け 金	95,307,777		
合　　　　計	2,177,398,567	合　　　　計	2,177,398,567

国
協
有
償

独立行政法人国際協力機構有償資金協力部門

損　益　計　算　書

科　　　　　　　　　目	令 和 元 年 度 決 算 額(円)		令 和 2 年 度 予 定 額(円)		令 和 3 年 度 予 定 額(円)	
経　　常　　費　　用		86,836,506,649		105,647,477,910		123,143,176,375
有 償 資 金 協 力 業 務 関 係 費	86,836,506,649		105,647,477,910		123,143,176,375	
（債　　券　　利　　息）	(9,515,197,208)		(9,033,136,784)		(16,614,485,952)	
（借　　入　金　利　　息）	(21,707,037,722)		(12,048,439,519)		(23,047,761,209)	
（金 利 ス ワ ッ プ 支 払 利 息）	(6,221,717,774)		(5,643,842,626)		(5,355,700,092)	
（そ　の　他　支　払　利　息）	(723,257)		(0)		(0)	
（業　　務　　委　　託　　費）	(29,137,663,373)		(35,508,847,000)		(42,495,019,000)	
（債　　券　　発　　行　　費）	(361,143,401)		(711,575,000)		(974,293,000)	
（人　　　　件　　　　費）	(4,169,865,831)		(4,346,073,420)		(4,466,283,705)	
（賞　与　引　当　金　繰　入）	(336,838,488)		(284,134,203)		(286,007,611)	
（退　職　給　付　費　用）	(432,554,856)		(257,280,781)		(257,209,088)	
（物　　　　件　　　　費）	(12,295,523,154)		(17,684,642,000)		(17,700,476,000)	
20（減　価　償　却　費）	(1,725,715,015)		(2,033,165,315)		(2,167,048,675)	
（税　　　　　　　　金）	(95,043,215)		(125,598,000)		(106,317,000)	
（貸　倒　引　当　金　繰　入）	(―)		(17,830,143,262)		(9,531,975,043)	
（そ　の　他　業　務　費　用）	(837,483,355)		(0)		(0)	
（予　　　　備　　　　費）	(0)		(140,600,000)		(140,600,000)	
経　　常　　収　　益		182,486,488,939		130,373,699,122		125,004,562,865
有 償 資 金 協 力 業 務 収 入	180,904,376,006		130,267,743,523		124,934,936,588	
（貸　　付　金　利　　息）	(131,739,115,244)		(122,831,592,836)		(119,101,003,302)	
（国　債　等　債　券　利　息）	(47,943)		(0)		(0)	

科　　　　　　　　　　目	令 和 元 年 度 決 算 額(円)		令 和 2 年 度 予 定 額(円)		令 和 3 年 度 予 定 額(円)	
（受 取 配 当 金）	(15,851,572,120)		(4,258,596,000)		(3,751,091,000)	
（貸 付 手 数 料）	(2,589,758,586)		(2,496,244,148)		(1,985,005,000)	
（外 国 為 替 差 益）	(1,311,196,125)		(128,602,830)		(0)	
（投 資 有 価 証 券 評 価 益）	(11,097,174)		(0)		(0)	
（投 資 有 価 証 券 売 却 益）	(2,004,913,517)		(0)		(0)	
（関 係 会 社 株 式 評 価 益）	(15,961,319)		(0)		(0)	
（金 銭 の 信 託 運 用 益）	(199,123,265)		(0)		(0)	
（貸 倒 引 当 金 戻 入）	(19,921,761,980)		(－)		(－)	
（偶 発 損 失 引 当 金 戻 入）	(7,242,738,843)		(0)		(0)	
（そ の 他 業 務 収 益）	(17,089,890)		(552,707,709)		(97,837,286)	
財 　 務 　 収 　 益	686,901,158		26,438,729		28,838,000	
雑 　 　 　 　 　 益	875,333,659		79,516,870		40,788,277	
償 却 債 権 取 立 益	19,878,116		0		0	
経 　 常 　 利 　 益		95,649,982,290		24,726,221,212		1,861,386,490
臨 　 時 　 損 　 失		8,736,371		32,662,778		26,461,054
固 定 資 産 除 却 損	8,281,721		22,053,200		16,867,492	
固 定 資 産 売 却 損	454,650		10,609,578		9,593,562	
臨 　 時 　 利 　 益		3,336,072		545,439		0
固 定 資 産 売 却 益	3,336,072		545,439		0	
当 　 期 　 純 　 利 　 益		95,644,581,991		24,694,103,873		1,834,925,436
当 　 期 　 総 　 利 　 益		95,644,581,991		24,694,103,873		1,834,925,436

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部				負債及び純資産の部			
科目	令和元年度末決算額(円)	令和2年度末予定額(円)	令和3年度末予定額(円)	科目	令和元年度末決算額(円)	令和2年度末予定額(円)	令和3年度末予定額(円)
流動資産	12,706,238,488,622	13,579,347,867,948	14,370,492,983,088	流動負債	146,954,497,782	151,268,106,463	163,354,499,838
現金及び預金	180,955,826,489	104,935,622,185	95,307,777,066	1年以内償還予定債券	0	10,000,000,000	30,000,000,000
貸付金	12,614,846,099,374	13,575,212,370,374	14,383,461,147,374	1年以内償還予定財政融資資金借入金	106,613,302,000	104,621,670,000	97,429,984,000
貸倒引当金	△ 142,052,753,983	△ 159,882,897,245	△ 169,414,872,288	未払金	8,424,523,601	8,424,523,601	8,424,523,601
未収収益	26,379,703,593	33,349,377,158	35,405,535,460	未払費用	5,779,381,916	6,116,398,942	7,741,091,925
差入保証金	8,630,000,000	9,466,000,000	9,466,000,000	金融派生商品	11,632,988,540	8,140,999,972	5,796,255,772
その他の流動資産	17,479,613,149	16,267,395,476	16,267,395,476	リース債務	147,443,564	16,167,396	12,424,580
固定資産	119,225,482,928	119,083,928,192	135,901,275,463	預り金	11,615,308,071	11,615,308,071	11,615,308,071
有形固定資産	9,370,112,940	9,394,154,930	9,449,949,913	前受収益	2,643,574	6,026,346	6,026,346
20建物	2,136,458,380	2,229,421,010	2,257,930,702	引当金	2,379,716,420	2,327,012,135	2,328,885,543
土地	6,612,073,027	6,612,073,027	6,612,073,027	賞与引当金	336,838,488	284,134,203	286,007,611
20建設仮勘定	321,626	0	0	偶発損失引当金	2,042,877,932	2,042,877,932	2,042,877,932
20その他の有形固定資産	621,259,907	552,660,893	579,946,184	仮受金	359,190,096	0	0
無形固定資産	5,654,871,867	5,184,749,986	4,743,901,274	固定負債	2,763,230,170,516	3,549,952,817,961	4,292,061,061,857
商標権	223,818	164,133	104,449	債券	791,079,300,000	927,079,300,000	1,151,079,300,000
20ソフトウェア	5,299,618,858	5,009,059,372	3,431,256,825	債券発行差額	△ 340,991,560	△ 274,973,080	△ 203,716,600
ソフトウェア仮勘定	355,029,191	175,526,481	1,312,540,000	財政融資資金借入金	1,962,569,056,000	2,612,147,386,000	3,129,117,402,000
投資その他の資産	104,200,498,121	104,505,023,276	121,707,424,276	長期リース債務	39,817,171	23,796,447	11,371,867
投資有価証券	3,875,388,472	5,037,238,623	10,037,238,623	長期預り金	5,586,963,087	6,801,963,087	8,016,963,087
関係会社株式	46,732,120,903	46,932,120,903	47,932,120,903	退職給付引当金	4,225,651,668	4,104,971,357	3,969,367,353

資　　　産　　　の　　　部				負　債　及　び　純　資　産　の　部			
科　　　　　　　　目	令和元年度末決算額(円)	令和２年度末予定額(円)	令和３年度末予定額(円)	科　　　　　　　　目	令和元年度末決算額(円)	令和２年度末予定額(円)	令和３年度末予定額(円)
金　銭　の　信　託	52,912,364,816	51,853,279,185	63,053,279,185	資　産　除　去　債　務	70,374,150	70,374,150	70,374,150
破産債権、再生債権、更生債権その他これらに準ずる債権	87,062,884,239	87,062,884,239	87,062,884,239	（負　債　合　計）	2,910,184,668,298	3,701,220,924,424	4,455,415,561,695
貸　倒　引　当　金	△ 87,062,884,239	△ 87,062,884,239	△ 87,062,884,239	資　　　本　　　金			
長　期　前　払　費　用	1,311,036	1,311,036	1,311,036	政　府　出　資　金	8,150,727,840,510	8,202,167,840,510	8,249,187,840,510
差　入　保　証　金	679,312,894	681,073,529	683,474,529	利　益　剰　余　金	1,799,525,577,448	1,824,219,681,321	1,826,054,606,757
				準　　　備　　　金	1,703,880,995,457	1,799,525,577,448	1,824,219,681,321
				当　期　未　処　分　利　益	95,644,581,991	24,694,103,873	1,834,925,436
				（う　ち　当　期　総　利　益）	(95,644,581,991)	(24,694,103,873)	(1,834,925,436)
				評　価・換　算　差　額　等	△ 34,974,114,706	△ 29,176,650,115	△ 24,263,750,411
				その他有価証券評価差額金	6,492,694,355	6,497,767,664	6,497,767,664
				繰　延　ヘ　ッ　ジ　損　益	△ 41,466,809,061	△ 35,674,417,779	△ 30,761,518,075
				（純　資　産　合　計）	9,915,279,303,252	9,997,210,871,716	10,050,978,696,856
資　　産　　合　　計	12,825,463,971,550	13,698,431,796,140	14,506,394,258,551	**負　債・純　資　産　合　計**	12,825,463,971,550	13,698,431,796,140	14,506,394,258,551

（注）　1　有形固定資産の減価償却累計額は、次のとおりである。

令和元年度末決算額(円)	令和２年度末予定額(円)	令和３年度末予定額(円)
2,122,325,721	2,331,651,995	2,496,363,615

　　　　2　有形固定資産の減損損失累計額は、次のとおりである。

令和元年度末決算額(円)	令和２年度末予定額(円)	令和３年度末予定額(円)
6,870,005,777	6,870,005,777	6,870,005,777

令和元年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録　（令和2年3月31日現在）

摘　　　要		金　額(円)	摘　　　要		金　額(円)
流　動　資　産		12,706,238,488,622	機　械　装　置	44点	21,379,105
現 金 及 び 預 金	普通預金・当座預金・定期預金　三菱ＵＦＪ銀行外一行	180,955,826,489	車　両　運　搬　具	397点	285,946,840
貸　　付　　金	1,766口	12,614,846,099,374	工　具　器　具　備　品	527点	257,373,228
貸　倒　引　当　金		△ 142,052,753,983	土　　　　　地	5箇所　（8,353.59㎡）	6,612,073,027
前　　渡　　金		16,209,089,386	建　設　仮　勘　定		321,626
前　払　費　用		10,641,604	無　形　固　定　資　産		5,654,871,867
未　収　収　益		26,379,703,593	商　　標　　権	2口	223,818
未 収 貸 付 金 利 息	当年度末における未収貸付金利息	25,929,096,839	ソ　フ　ト　ウ　ェ　ア	24口	5,299,618,858
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	405,875,382	ソ フ ト ウ ェ ア 仮 勘 定		355,029,191
未 収 受 取 利 息	当年度末における未収受取利息	44,731,372	投 資 そ の 他 の 資 産		104,200,498,121
未　収　入　金		1,195,900,211	投　資　有　価　証　券	10口	3,875,388,472
積　送　物　品		16,317,462	関　係　会　社　株　式	7口	46,732,120,903
仮　　払　　金		47,470,872	金　銭　の　信　託	1口	52,912,364,816
立　　替　　金		193,614	破産債権、再生債権、更生債権その他これらに準ずる債権	13口	87,062,884,239
差　入　保　証　金	8点	8,630,000,000	貸　倒　引　当　金		△ 87,062,884,239
固　定　資　産		119,225,482,928	長　期　前　払　費　用		1,311,036
有　形　固　定　資　産		9,370,112,940	差　入　保　証　金	302点	679,312,894
建　　　　　物	7棟　（延10,988.74㎡）	2,136,458,380	合　　　　　計		12,825,463,971,550
構　　築　　物	22点	56,560,734			